UAN POWER CORP.

1021 Hill Street, Suite 200

Three Rivers, Michigan 49093

January 26, 2012

Via EDGAR

Mr. William H. Demarest IV

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       UAN Power Corp.

Form 8-K

Filed January 24, 2012

File No. 0-54334

Dear Mr. Demarest:

This letter is in response to the comments made by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its correspondence dated January 25, 2012 (the “Comment Letter”) to UAN Power Corp. (the “Company”) with respect to the filing referenced above.

Set forth below is the Company’s response to the comment in the Comment Letter. For your convenience, we have repeated your comment in bold.

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1.	Please amend your filing to include all of the information required by Item 304 of Regulation S-K. State whether the former accountant resigned, declined to stand for reelection or was dismissed, and the date. The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants. Include an updated letter from the former accountants addressing the revised disclosures. File the amendment under cover of Form 8-K/A and include the ITEM 4.01 designation, including the letter from the former accountant filed as an Exhibit 16.

Response

On the date of this letter, the Company filed an amendment to the Form 8-K under cover of Form 8-K/A to address the Staff’s comment above.

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As part of this response letter, the Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response or any further comments, please contact the undersigned at (586) 530-5605.

Very truly yours,

/s/ Parashar Patel

Parashar Patel

Chief Executive Officer